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                              May 10, 2022

       Craig Shesky
       Chief Financial Officer
       TMC the metals Co Inc.
       595 Howe Street, 10th Floor
       Vancouver, British Columbia
       V6C 2T5

                                                        Re: TMC the metals Co
Inc.
                                                            Post-Effective
Amendment No.1 to
                                                            Registration
Statement on Form S-1
                                                            Filed April 14,
2022
                                                            File No. 333-260126

       Dear Mr. Shesky:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No.1 to Form S-1 filed April 14, 2022

       Legal Proceedings, page 73

   1. We note disclosure on page 7 and in a risk factor on page 21 entitled "We are involved in litigation that may
adversely affect us, and may not be successful in our litigation related to non-performing
Private Investment in Public Equity (   PIPE   ) investors" in which you
                                                        disclose that you
expected to receive approximately $330 million of proceeds in the private placement that
closed on September 9, 2021 in connection with the Closing (the
                                                           PIPE Financing   )
but only received $110.3 million due to two investors that failed to fulfill their funding
obligations under their subscription agreements with you. You further disclose that you have
initiated litigation against the two non-performing investors in
 Craig Shesky
FirstName  LastNameCraig Shesky
TMC the metals  Co Inc.
Comapany
May        NameTMC the metals Co Inc.
     10, 2022
May 10,
Page 2 2022 Page 2
FirstName LastName
         order to enforce the funding obligations. Please revise to provide information responsive to Item 103 of Regulation S-K about these legal proceedings, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceedings and the relief sought. As applicable, please also consider providing updated disclosures regarding these proceedings.
Management's Discussion and Analysis Financial Condition and Results of
Operations
Overview, page 101

2. We note that you had increased operating costs in 2021 compared to what you projected in the "Certain DeepGreen Projected Financial Information" disclosed in your Form S-4
         (333-255118), and that such projections include capital expenditures in 2022 and 2023 of
         $142 and $297 million, respectively, each greater than your cash and cash equivalents at
         December 31, 2021. Further, we note that in your "Technical Report Summary---Initial
         Assessment of NORI Property" filed as Exhibit 96.1 to your Form S-4, this report discloses that NORI expects to spend $237 million on pre-project activities between 2021 and the date of the investment decision, which is expected June 30, 2023. However, you disclose on page 109 that you believe that your cash on hand at December 31, 2021 of
         $84.9 million will be sufficient to meet your working capital and capital expenditure requirements into the third quarter of 2023. Please disclose the basis for your belief that you have sufficient cash to meet your capital requirements into the third quarter of 2023, and, discuss any changes to your operating plans, including if you continue to anticipate conducting enough pre-project activities to make the decision to mine on the NORI
         Contract Area on or around June 30, 2023. Please update your disclosure in Liquidity and
         Capital Resources, and elsewhere, to provide updated information about
the company   s
         financial position and further risks to the business operations and liquidity in light of these circumstances.
3. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital. Please also update your risk factors section accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Craig Shesky
TMC the metals Co Inc.
May 10, 2022
Page 3

      Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                        Sincerely,
FirstName LastNameCraig Shesky
                                                        Division of Corporation
Finance
Comapany NameTMC the metals Co Inc.
                                                        Office of Energy &
Transportation
May 10, 2022 Page 3
cc:       Jeffrey Cohan
FirstName LastName